

November 30, 2009

Mr. Julien François
Chief Financial Officer
Western Copper Corporation
1111 West Georgia Street, Suite 2050
Vancouver, B.C. V6E 4M3

      Re: **Western Copper Corporation**
              Form 20-F for the Fiscal Year Ended December 31, 2008
              Filed March 30, 2009
              File No. 000-52231

Dear Mr. François:

      We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2008

Selected Financial Data, page 4

1.   Please provide selected financial data for your five most recent financial years to comply with Item 3A of Form 20-F.

Risk Factors, page 5

Deficiencies in Internal Control Over Financial Reporting, page 9

2.	Tailor this risk factor and the caption to reflect your unique circumstances. Make clear that your management has concluded that your internal control over financial reporting is not effective due to the identification of a material weakness. In addition, refer readers to your management's report on internal control over financial reporting.

Directors, Senior Management and Employees, page 35

3.	Revise to provide enhanced biographical sketches for each listed individual. For example, disclose each person's age or date of birth, the date each began to serve the company in his or her current role, and the capacities in which each currently serves other entities. Refer to Item 6.A.1, 6.A.2, and 6.A.3 of Form 20-F. We note that you provided additional detail in your amended Form 20-FR in response to prior staff comment 14 (issued October 25, 2006) and comments 5 and 6 from our letter dated January 4, 2007.

4.	In that regard, we also note the new chart which now appears on page 39. Please revise the sketches to incorporate any related information.

United States Federal Income Tax Consequences, page 47

5.	We note the "should consult" language which appears several places, including at pages 49 and 53, and we reissue comment 7 from our letter dated January 4, 2007.

Controls and Procedures, page 55

6.	We note that your management has concluded that your disclosure controls and procedures and internal control over financial reporting were not effective during fiscal 2008. We further note the similar disclosure in your Forms 20-F for fiscal 2007 and 2006. Please revise to disclose when the material weakness was identified, by whom it was identified, and when the material weakness first began.

7.	With respect to management's conclusion that the company's size and scale do not warrant the hiring of additional staff at this time to remediate the material weakness, disclose when management plans to remediate the material weakness and all foreseeable related material costs.

8.	Your disclosure at Item 15D should discuss any change in internal control over financial reporting, rather than internal control generally, and address those changes that occurred during the period covered by your report, rather than subsequent to your evaluation, also providing the assertion relative to changes that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please submit the disclosures that you believe would be appropriate and necessary to comply with Item15(d) of Form 20-F as of December 31, 2008.

Engineering Comments

Surface Rights, page 13

9.   Please disclose the following information for each of your material properties:

- A description of the process by which mineral rights are acquired and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

- An indication of the type of claims or concessions that you hold, such as placer or lode, exploration or exploitation, also clarifying whether these are State or Federal mining claims, patented or unpatented claims, mining leases or concessions.

- Identifying information such as the property names, claim numbers, grant numbers, mining concession names or numbers, and dates of recording and expiration, with details sufficient to enable the claims to be distinguished from other claims that may exist in the area or your properties.

- The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and indicating who is responsible for paying these fees.

- The area of your claims, either in hectares or in acres.

    Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements to comply with paragraph (b) (2) of Industry Guide 7.

Geology and Mineralization, page 15

10.   Please disclose the following information within or adjacent to your reserve tables:

- A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

- The economic cutoff grade used to determine your reserve estimates.

- The metallurgical recovery factor for each of your mines.

- All prices and currency conversion factors used to estimate your reserves.

- The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

11.   We note your disclosure of a gold equivalent grade in this section. Please disclose the other associated commodities or products, the method you used to calculate this equivalent value, and the associated parameters used in the calculation. This may include your assumed metal prices and metallurgical recoveries.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, Jenifer Gallagher at(202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, Tim Levenberg at (202) 551-3707 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director